Exhibit 3.2.2

SECOND AMENDMENT TO CORPORATE BYLAWS

OF REFOCUS GROUP, INC.

This Second Amendment to Corporate Bylaws shall amend the Corporate Bylaws (the “Bylaws”) of Refocus Group, Inc. (the “Corporation”) effective as of March 1, 2005.

WHEREAS, the Corporation previously amended the Bylaws pursuant to that First Amendment to Corporate Bylaws, dated as of July 10, 2003; and

WHEREAS, the Board of Directors of the Corporation desires to further amend the Bylaws as provided herein.

NOW, THEREFORE, in accordance with the written authorization and approval of the directors of the Corporation, the Bylaws of the Corporation shall be amended as follows.

1.             Section 2.3 of the Bylaws is deleted in its entirety and replaced with the following:

“2.3         Special Meetings.  Special meetings of the stockholders, for any purpose or purposes, may be called by the Board of Directors, the Chairman of the Board, any Series A Director (as defined herein), the Chief Executive Officer, the President or the holders of at least 51% of the outstanding Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock and Series A-3 Convertible Preferred Stock, together as if a single class.  The notice of a special meeting shall state the purpose or purposes of the proposed meeting and the business to be transacted at any such special meeting of stockholders, and shall be limited to the purposes stated in the notice therefor.  For purposes of these Bylaws “Series A Director” means any Director that was nominated or appointed by the holders of the outstanding Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock and Series A-3 Convertible Preferred Stock, together as if a single class, of the Company representing a majority of the shares of capital stock or other securities into which such shares are convertible.”

2.             Subsection (d) of Section 3.7 of the Bylaws is deleted in its entirety and replaced with the following:

“(d)         Special Meetings.  Special meetings of the Board of Directors may be called by the Chairman of the Board, any Series A Director, the Chief Executive Officer or the President of the Corporation on notice of two (2) days to each Director, either personally or by mail, telegram, telex or facsimile transmission and delivery.  Special meetings of the Board of Directors shall also be called by the Chairman of the Board of Directors or the President or Secretary in like manner and on like notice on the written request of two (2) Directors that are not Series A Directors.”

3.             Section 3.7 of the Bylaws is hereby by amended to add the following subsection:

“(h)         Quarterly and Monthly Meetings.  The Board of Directors shall hold meetings bi-monthly from March 1, 2005 until March 1, 2006, and thereafter shall hold a meeting at least once per calendar quarter.”

The Bylaws, as amended hereby, shall continue in full force and effect.

Dated as of March 1, 2005.

/s/ Terence A. Walts
Terence A. Walts
President & Chief Executive Officer